As filed with the Securities and Exchange Commission on October 30, 1999
                               File No. __________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                      Thoroughbred Racing Associates, Inc.
                 (Name of small business issuer in its charter)


            Delaware                                            75-2534769
-------------------------------                          -----------------------
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                           Identification Number)


16910 Dallas Parkway, Suite 100, Dallas, TX 75248              (972) 248-1922
-------------------------------------------------            ------------------
(Address of principal executive offices)                     (Telephone Number)


                                 Kevin B. Halter
                16910 Dallas Parkway, Suite 100, Dallas, TX 75248
               ------------------------------------------------------
               (Name, address and phone number for agent for service)

                                   Copies to:
                            Dominic M. Federico, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


        Securities to be registered under Section 12(b) of the Act: none

        Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

General

Thoroughbred Racing Associates, Inc. ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History of the Company

The Company was incorporated on April 13, 1994 under the laws of the State of Delaware. The Company trains and races thoroughbred horses principally for its own account and, in prior years, for other unrelated third parties.

Industry Overview and Opportunity
The competitive racing of horses is one of humankind's most ancient sports, having its origins among the prehistoric nomadic tribesmen of Central Asia who first domesticated the horse about 4500 BC. For thousands of years, horse racing has flourished as the "Sport of Kings" and the nobility.

The history of Horse Racing dates to the first millennium BC and took place in ancient Greece. Thoroughbred horses were developed in Great Britain in the 17th century. HorseRacing was brought to North America with the American colonies.

Thoroughbred racing is a sport of speed and high drama dominated by equine athletes whose grace and beauty have become legendary. A thoroughbred's speed depends on its individual ability, track conditions, weight carried, and distance run. The horses are high-spirited and nervous, and some tend to develop unsoundness of wind and limb.

All thoroughbreds are descended from three Oriental stallions imported into England between 1689 and 1724.

Today, thoroughbred racing is a major spectator sport in the United States with over half of the States having pari-mutuel racetracks. The horses compete for purse moneys anywhere from a few thousand dollar-claiming races, to multi-million dollar stake races.

Generally, the purse distribution from a race gives 60% of the purse to the winner, 20% of the purse to the second place finisher, 10% of the purse to the third placed horse, with 6% and 4% respectively going to the 4th and 5th place finishers.

The Companies buy horses with a view towards winning purse moneys in excess of expenses, thus making a profit on its operations. However, this is not an easy scenario. First, all horses are susceptible to injuries which may limit the number of races in which they can participate in each year. Secondly, the owner of racehorses have substantial expenses, which include daily training fees, veterinarian bills etc. Further, the trainers usually receive 10% from all winnings and the jockey also receives 10% of the purse of a winning horse. Historically, horse owners in general have lost money in their day to day operations, unless they were fortunate enough to own one or higher caliber stake horses who can compete for multi-million dollar purses.

Market Overview

The industry of thoroughbred horse racing is highly regulated. All states have licensing requirements for owners, trainers, jockeys, agents and other persons associated with the thoroughbred racing industry. In addition, racetracks engage in self-regulation designed to insure the integrity of their particular racetrack. The Company is extremely sensitive to changes in licensing requirements since ineligibility of a trainer or a suspension for any reason could have a deleterious effect upon the business of the Company. The viability of the Company will depend upon continued legislative acceptance of thoroughbred racing as a form of legalized gambling as well as the ability of thoroughbred racing to compete successfully with other forms of legalized gambling and professional sports.

Thoroughbred racing as a form of entertainment is dependent upon the amount of discretionary income that the general public has to spend on entertainment. In times of downturn of the general economy, revenues of entertainment industries have historically decreased. In that event, the size of purses at thoroughbred racetracks, which is a substantial source of the Company's revenue, may be greatly reduced.

Competition

The racing of thoroughbred horses is highly competitive. The Company is in competition with entities that have greater financial resources and greater experience than the Company, thus having greater ability to purchase and race better quality horses than the Company.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.


Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company's operations from a financial perspective during the past two years have been marginal at best. For the year ended December 31, 1998 the Company had a net loss of $5,300 compared to a profit of $8,946 for the comparable period in 1998. For the six months ended June 30, 1999 the Company lost $9,625 compared to a profit of $8,910 for the comparable period in 1998. The marginal financial results however compare favorably to the $681,016 loss the Company has suffered through its inception in 1994 through December 31, 1998. The substantial reduction in loss is directly attributable to the sizeable reduction of the number of horses owned by the Company to the current operations. Additionally, in the past, the Company conducted its own operations with its own employees, whereas currently the Company utilizes the services of other trainers.

It is the intent of the Company to continue a low scale operation with fewer horses. Under our current plan, we intend to purchase young two year old horses who are at the beginning of their racing careers and whose full potential has not yet been established. Currently the Company has two horses at a Florida race track: a four year old filly named Scatter Buy who the Company purchased for $50,000 when she was two years old and Book a Double, a two year old filly which the Company recently purchased for $12,500.
To date, Scatter Buy has won purses in excess of $130,000.

Item 3.  DESCRIPTION OF PROPERTY

The Company does not own any properties.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on November 1, 1999 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address                    Shares Owned                    Percentage
--------------------------          ------------                    ----------
Halter Capital Corporation            2,500,000                        100%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248


Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                           Age                        Position
--------------------           ---          ------------------------------------
Kevin B. Halter                 64          Chairman, President,  CEO & Director
Kevin B. Halter, Jr.            39          Treasurer & Director
Pam J. Halter                   44          Secretary & Director

Kevin B. Halter has served as Chairman, President, CEO and a director of the Company since its inception. Mr. Halter has served as Chairman of the Board, President and Chief Executive Officer of Halter Capital Corporation, a privately held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the husband of Pam Halter and the father of Kevin B. Halter, Jr.

Pam J. Halter has served as Secretary and as a Director of the Company since inception. Ms. Halter has been involved in various facets of horse racing since age sixteen, culminating with her successful record as a trainer. Since her retirement from training she has been an unpaid consultant and advisor to the Company. Ms. Halter is the wife of Kevin B. Halter.

Kevin B. Halter, Jr. has served as Treasurer and a Director of the Company since inception. Mr. Halter also serves as Vice President, Secretary and a Director of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer agency registered with the Securities and Exchange Commission, a position he has held since 1987. Mr. Halter has served as Vice
President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. He is the son of Kevin B. Halter.


Item 6.  EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the fiscal years ended December 31, 1997 and 1998.

Item 7.  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None.

Item 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $0.0001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of November 1, 1999 all 2,500,000 of the 2,500,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of thee then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

None.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's bylaws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.



                                    PART III

Item 1.  INDEX TO EXHIBITS

Exibit Number     Description
-------------     -----------
   3.1            Articles of Incorporation
   3.2            By-Laws
   27             Financial Data Schedule



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Thoroughbred Racing Associates, Inc.


November  23, 1999                          By: /s/  Kevin B. Halter
          ---                                   --------------------------------
                                                Kevin B. Halter, President

                                  THOROUGHBRED
                               RACING ASSOCIATES,
                                      INC.
                          (a wholly-owned subsidiary of
                           Halter Capital Corporation)

                              Financial Statements
                                       and
                                Auditor's Report

                           December 31, 1998 and 1997



















                               S. W. HATFIELD, CPA
                          certified public accountants

                      Use our past to assist your future sm

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                                    CONTENTS



                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                          F-3

Annual Financial Statements

   Balance Sheets
     as of December 31, 1998 and 1997                                       F-4

   Statements of Operations and Comprehensive Income
     for the years ended December 31, 1998 and 1997                         F-5

   Statement of Changes in Stockholder's Equity
     for the years ended December 31, 1998 and 1997                         F-6

   Statements of Cash Flows
     for the years ended December 31, 1998 and 1997                         F-7

   Notes to Financial Statements                                            F-8

Interim Financial Statements

   Balance Sheets
     as of September 30, 1999 and 1998                                     F-10

   Statements of Operations and Comprehensive Income
     for the nine and three months ended September 30, 1999 and 1998       F-11

   Statements of Cash Flows
     for the nine months ended September 30, 1999 and 1998                 F-12

   Notes to Financial Statements                                           F-13

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants



               Report of Independent Certified Public Accountants
               --------------------------------------------------


Board of Directors and Shareholder
Thoroughbred Racing Associates, Inc.

We have audited the accompanying balance sheets of Thoroughbred Racing Associates, Inc. (a Delaware corporation and a wholly owned subsidiary of Halter Capital Corporation) as of December 31, 1998 and 1997 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thoroughbred Racing Associates, Inc. (a wholly owned subsidiary of Halter Capital Corporation) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.




                                                           S. W. HATFIELD, CPA
Dallas, Texas
August 26, 1999 (except for
   Note A as to which the date
   is November 9, 1999)




                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-3

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                                 BALANCE SHEETS
                           December 31, 1998 and 1997



                                     ASSETS
                                     ------
                                                         1998         1997
                                                       ---------    ---------
Current assets
   Cash on hand and in bank                            $   2,468    $   3,269
                                                       ---------    ---------

     Total current assets                                  2,468        3,269
                                                       ---------    ---------


Livestock and equipment
   Livestock                                              50,000      310,005
   Accumulated depreciation                              (20,833)     (53,889)
                                                       ---------    ---------

     Net livestock and equipment                          29,167      256,116
                                                       ---------    ---------

TOTAL ASSETS                                           $  31,635    $ 259,385
                                                       =========    =========


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Current liabilities
   Cash overdraft                                      $   9,979    $      --
   Accounts payable and accrued liabilities               13,542        8,171
   Advances from
     Parent and affiliates                               601,018      838,818
     Officer                                              88,112       88,112
                                                       ---------    ---------

     Total current liabilities                           712,651      935,101
                                                       ---------    ---------


Commitments and contingencies


Stockholder's equity (deficit)
   Common stock - $0.001 par value
     50,000,000 shares authorized
     2,500,000 shares issued and outstanding               2,500        2,500
   Additional paid-in capital                              7,500        7,500
   Accumulated deficit                                  (691,016)    (685,716)
                                                       ---------    ---------

     Total stockholder's equity (deficit)               (681,016)    (675,716)
                                                       ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $  31,635    $ 259,385
                                                       =========    =========



The accompanying notes are an integral part of these financial statements.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                     Years ended December 31, 1998 and 1997



                                                          1998          1997
                                                      -----------   -----------
Revenues
   Racing purses and commissions                      $    92,266   $   180,745
                                                      -----------   -----------

Expenses
   Training, veterinary and other horse expenses          130,968       166,121
   General and administrative expenses                       (852)        5,324
   Depreciation                                            45,623        38,512
                                                      -----------   -----------

     Total expenses                                       175,739       209,957
                                                      -----------   -----------

Loss from operations                                      (83,473)      (29,212)

Other income (expenses)
   Gain on sale of livestock                               77,473        38,158
                                                      -----------   -----------

Income (Loss) before income taxes                          (5,300)        8,946

Income taxes                                                   --            --
                                                      -----------   -----------

Net Income (Loss)                                          (5,300)        8,946

Other comprehensive income                                     --            --
                                                      -----------   -----------

Comprehensive Income (Loss)                           $    (5,300)  $     8,946
                                                      ===========   ===========


Income (Loss) per weighted-average share of
   common stock outstanding, computed on
   Net Income (Loss)                                          nil           nil
                                                              ===           ===

Weighted-average number of common shares outstanding    2,500,000     2,500,000
                                                      ===========   ===========












The accompanying notes are an integral part of these financial statements.



                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                     Years ended December 31, 1998 and 1997




                                      Common Stock       Additional
                                      ------------         paid-in    Accumulated
                                   Shares      Amount      capital      deficit       Total
                                 ---------   ---------   ----------   -----------   ---------
Balances at
   January 1, 1997               2,500,000   $   2,500   $    7,500   $  (694,662)  $(684,662)

Net income for the year                 --          --           --         8,946       8,946
                                 ---------   ---------   ----------   -----------   ---------

Balances at
   December 31, 1997             2,500,000       2,500        7,500      (685,716)   (675,716)

Net loss for the year                   --          --           --        (5,300)     (5,300)
                                 ---------   ---------   ----------   -----------   ---------

Balances at
   December 31, 1998             2,500,000   $   2,500   $    7,500   $  (691,016)  $(681,016)
                                 =========   =========   ==========   ===========   =========















The accompanying notes are an integral part of these financial statements.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1998 and 1997



                                                          1998         1997
                                                        ---------    ---------
Cash flows from operating activities
   Net income (loss) for the year                       $  (5,300)   $   8,946
   Adjustments to reconcile net loss to
     net cash used by operating activities
       Depreciation                                        45,623       38,512
       Gain on sale of livestock and equipment            (77,473)     (38,158)
       Increase (Decrease) in:
         Accounts payable and accrued expenses              5,370       (7,786)
                                                        ---------    ---------

Net cash used in operating activities                     (31,780)       1,514
                                                        ---------    ---------

Cash flows from investing activities
   Purchase of livestock and equipment                         --     (284,005)
   Cash received from sale of livestock and equipment     258,800       39,975
                                                        ---------    ---------

Net cash used in investing activities                     258,800     (244,030)
                                                        ---------    ---------

Cash flows from financing activities
   Increase in cash overdraft                               9,979           --
   Cash advanced by (repaid to) parent company - net     (237,800)     191,710
   Cash advanced by officer                                    --       46,000
                                                        ---------    ---------

Net cash provided by financing activities                (227,821)     237,710
                                                        ---------    ---------

Increase (Decrease) in cash                                  (801)      (4,806)

Cash at beginning of year                                   3,269        8,075
                                                        ---------    ---------

Cash at end of year                                     $   2,468    $   3,269
                                                        =========    =========

Supplemental disclosures of
   interest and income taxes paid
     Interest paid during the period                    $      --    $      --
                                                        =========    =========
     Income taxes paid during the period                $      --    $      --
                                                        =========    =========






The accompanying notes are an integral part of these financial statements.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Thoroughbred Racing Associates, Inc. (Company) was incorporated on April 13, 1994 under the laws of the State of Delaware. The Company trains and races thoroughbred horses principally for its own account and, in prior years, for other unrelated third parties.

On November 9, 1999, the Company amended its Certificate of Incorporation to allow for the issuance of up to 50,000,000 shares of $0.001 par value common stock from its initial authorization to issue up to 1,000 shares of $0.00001 par value common stock. Additionally, concurrent with the increase to the authorized number of shares of common stock, the Company effected a 2,500 for 1 forward split of its issued and outstanding common stock. As a result of these events, the Company has 2,500,000 shares of $0.001 par value common stock issued and outstanding. The accompanying financial statements present the effects of these events as of the first day of the first period presented.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is dependent upon its parent company for nominal working capital support. The parent company intends to continue providing the necessary working capital support for foreseeable future periods.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Cash and cash equivalents
     -------------------------
     For purposes of reporting cash flows, the Company considers all cash on hand, in banks and on deposit with brokerage houses, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

     Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.   Livestock
     ---------
     Livestock is recorded at historical cost. Depreciation is provided in amounts sufficient to relate the asset cost to operations over the estimated useful life of three years using straight-line and accelerated methods.

     Gains and/or losses from the disposition of livestock are recognized as incurred and are included in operations.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3.   Income taxes
     ------------
     The Company provides deferred income taxes, where material, based on the asset and liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". At December 31, 1998 and 1997, respectively, the deferred tax asset and deferred tax liability accounts, consisting solely of temporary differences in accumulated depreciation, were not material to the financial statements and no valuation allowance was provided against deferred tax assets.

     The Company files its income tax returns as a component of its parent company's consolidated tax return. Accordingly, all net operating losses are offset against the tax liabilities of the Company's parent. No net operating loss carryforwards exist as of December 31, 1998 and 1997, respectively.


NOTE C - RELATED PARTY TRANSACTIONS

Halter  Capital  Corporation,  the  Company's  parent,  has advanced the Company
approximately   $601,000  and  $839,000  as  of  December  31,  1998  and  1997,
respectively, in funds used primarily for working capital purposes.
The advances are non-interest bearing and are repayable upon demand.

A Company officer has advanced the Company approximately $88,000 as of December 31, 1998 and 1997, respectively, which was used principally for livestock purchases. The advances are non-interest bearing and are repayable upon demand.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                                 BALANCE SHEETS
                           September 30, 1999 and 1998

                                   (Unaudited)


                                     ASSETS
                                     ------
                                                           1999         1998
                                                         ---------    ---------
Current assets
   Cash on hand and in bank                              $  15,021    $   3,870
                                                         ---------    ---------

     Total current assets                                   15,021        3,870
                                                         ---------    ---------


Livestock and equipment
   Livestock                                                63,313       97,925
   Accumulated depreciation                                (33,333)     (30,645)
                                                         ---------    ---------

     Net livestock and equipment                            29,980       67,280
                                                         ---------    ---------

TOTAL ASSETS                                             $  45,001    $  71,150
                                                         =========    =========


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Current liabilities
   Cash overdraft                                        $      --    $      --
   Accounts payable and accrued liabilities                 12,076       25,798
   Advances from
     Parent                                                640,728      645,418
     Officer                                                88,112       88,112
                                                         ---------    ---------

     Total current liabilities                             740,916      759,328
                                                         ---------    ---------


Commitments and contingencies


Stockholder's equity (deficit)
   Common stock - $0.001 par value
     50,000,000 shares authorized
     2,500,000 issued and outstanding                        2,500        2,500
   Additional paid-in capital                                7,500        7,500
   Accumulated deficit                                    (705,915)    (698,178)
                                                         ---------    ---------

     Total stockholder's equity (deficit)                 (695,915)    (688,178)
                                                         ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY               $  45,001    $  71,150
                                                         =========    =========



The accompanying notes are an integral part of these financial statements.



                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
              Nine and Six months ended September 30, 1999 and 1998

                                   (Unaudited)


                                          Nine months     Nine months     Three months    Three months
                                             ended           ended           ended           ended
                                         September 30,   September 30,   September 30,   September 30,
                                               1999            1998            1999            1998
                                         -------------   -------------   -------------   -------------
Revenues
   Racing purses and commissions         $      42,637   $      42,531   $       9,843   $      11,555
                                         -------------   -------------   -------------   -------------

Expenses
   Training, veterinary
     and other horse expenses                   57,102         103,393          25,100          26,838
   General and administrative expenses           6,935             564           6,684             (76)
   Depreciation                                 12,500          38,128           4,167           6,164
                                         -------------   -------------   -------------   -------------

     Total expenses                             76,537         142,085          35,951          32,926
                                         -------------   -------------   -------------   -------------

Loss from operations                           (33,900)        (99,554)        (26,108)        (21,371)

Other income (expenses)
   Gain on sale of livestock                    19,000          87,092              --              --
                                         -------------   -------------   -------------   -------------

Income (Loss) before income taxes              (14,900)        (12,462)        (26,108)        (21,371)

Income taxes                                        --              --              --              --
                                         -------------   -------------   -------------   -------------

Net Income (Loss)                              (14,900)        (12,462)        (26,108)        (21,371)

Other comprehensive income                          --              --              --              --
                                         -------------   -------------   -------------   -------------

Comprehensive Income (Loss)              $     (14,900)  $     (12,462)  $     (26,108)  $     (21,371)
                                         =============   =============   =============   =============


Income (Loss) per weighted-average
   share of common stock outstanding,
   computed on Net Income (Loss)         $       (0.01)  $       (0.01)  $       (0.01)  $       (0.01)
                                         =============   =============   =============   =============

Weighted-average number of
   common shares outstanding                 2,500,000       2,500,000       2,500,000       2,500,000
                                         =============   =============   =============   =============




The accompanying notes are an integral part of these financial statements.



                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                            STATEMENTS OF CASH FLOWS
                  Nine months ended September 30, 1999 and 1998

                                   (Unaudited)


                                                         Nine months     Nine months
                                                            ended           ended
                                                        September 30,   September 30,
                                                              1999            1998
                                                        -------------   -------------
Cash flows from operating activities
   Net income (loss) for the period                     $     (14,900)  $     (12,462)
   Adjustments to reconcile net loss to
     net cash used by operating activities
       Depreciation                                            12,500          38,128
       Gain on sale of livestock and equipment                (19,000)        (87,092)
       Increase (Decrease) in:
         Accounts payable and accrued expenses                 (1,466)         17,627
                                                        -------------   -------------

Net cash provided by (used in) operating activities           (22,865)        (43,799)
                                                        -------------   -------------

Cash flows from investing activities
   Purchase of livestock and equipment                             --              --
   Cash received from sale of livestock and equipment          19,000         237,800
                                                        -------------   -------------

Net cash used in investing activities                          19,000         237,800
                                                        -------------   -------------

Cash flows from financing activities
   Increase (Decrease) in cash overdraft                       (9,979)             --
   Cash advanced by (repaid to) parent company - net           39,710        (193,400)
                                                        -------------   -------------

Net cash provided by financing activities                      29,731        (193,400)
                                                        -------------   -------------

Increase (Decrease) in cash                                    12,553             601

Cash at beginning of year                                       2,468           3,269
                                                        -------------   -------------

Cash at end of year                                     $      15,021   $       3,870
                                                        =============   =============

Supplemental disclosures of
   interest and income taxes paid
     Interest paid during the period                    $          --   $          --
                                                        =============   =============
     Income taxes paid during the period                $          --   $          --
                                                        =============   =============





The accompanying notes are an integral part of these financial statements.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Thoroughbred Racing Associates, Inc. (Company) was incorporated on April 13, 1994 under the laws of the State of Delaware. The Company trains and races thoroughbred horses for its own account. In prior years, the Company performed these activities for other unrelated third parties.

On November 9, 1999, the Company amended its Certificate of Incorporation to allow for the issuance of up to 50,000,000 shares of $0.001 par value common stock from its initial authorization to issue up to 1,000 shares of $0.00001 par value common stock. Additionally, concurrent with the increase to the authorized number of shares of common stock, the Company effected a 2,500 for 1 forward split of its issued and outstanding common stock. As a result of these events, the Company has 2,500,000 shares of $0.001 par value common stock issued and outstanding. The accompanying financial statements present the effects of these events as of the first day of the first period presented.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is dependent upon its parent company for nominal working capital support. The parent company intends to continue providing the necessary working capital support for foreseeable future periods.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Cash and cash equivalents
     -------------------------

     For purposes of reporting cash flows, the Company considers all cash on hand, in banks and on deposit with brokerage houses, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

                      THOROUGHBRED RACING ASSOCIATES, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

1.   Cash and cash equivalents - continued
     -------------------------

     Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.   Livestock
     ---------

     Livestock is recorded at historical cost. Depreciation is provided in amounts sufficient to relate the asset cost to operations over the estimated useful life of three years using straight-line and accelerated methods.

     Gains and/or losses from the disposition of livestock are recognized as incurred and are included in operations.

3.   Income taxes
     ------------

     The Company provides deferred income taxes, where material, based on the asset and liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". At September 30, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, consisting solely of temporary differences in accumulated depreciation, were not material to the financial statements and no valuation allowance was provided against deferred tax assets.

     The Company files its income tax returns as a component of its parent company's consolidated tax return. Accordingly, all net operating losses are offset against the tax liabilities of the Company's parent. No net operating loss carryforwards exist as of September 30, 1999 and 1998, respectively.


NOTE C - RELATED PARTY TRANSACTIONS

Halter Capital Corporation, the Company's parent, has advanced the Company approximately $626,000 and $641,000 as of September 30, 1999 and 1998, respectively, in funds used primarily for working capital purposes.
The advances are non-interest bearing and are repayable upon demand.

A Company officer has advanced the Company approximately $88,000 as of September 30, 1999 and 1998, respectively, which was used principally for livestock purchases. The advances are non-interest bearing and are repayable upon demand.